

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2021

Michael Klein
Chief Executive Officer
Churchill Capital Corp IV
640 Fifth Avenue, 12th Floor
New York, NY, 10019

      Re: Churchill Capital Corp IV
          Amendment No. 1 to Registration Statement on Form S-4
          Filed May 14, 2021
          File No. 333-254543

Dear Mr. Klein:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4 filed May 14, 2021

Interests of Certain Persons in the Business Combination, page 38

1.   Please add the interests of the PIPE investors in this section. Disclose the difference in the price that they will pay for the shares versus the current closing price per share.

Background of the Transactions, page 134

2.   Please expand your revisions added in response to prior comment 8 to clarify how the preliminary due diligence sessions, including those with Lucid and its advisors, and forecasted financial information relate to the enterprise value proposed on January 14. Explain specifically what due diligence was conducted, including with respect to the forecasted financial information that Lucid provided to you, given your disclosure regarding when due diligence began.

  You may contact Beverly Singleton at (202) 551-3328 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Erin Purnell at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Michael Aiello